United States Cellular Corporation

8410 W. Bryn Mawr Ave.

Chicago, IL  60631

773-399-8900

Fax:  773-399-8936

VIA EDGAR

April 16, 2013

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:       United States Cellular Corporation

            Form 10-K for the Fiscal Year ended December 31, 2012

            Filed February 26, 2013

            File No. 1-09712

Dear Mr. Spirgel:

We have received your letter dated April 5, 2013 relating to the above referenced filing. This letter is to advise you that we are currently preparing responses to your comments and will seek to respond fully no later than May 3, 2013.  The company is requesting additional time to respond because it is in the process of closing its books and completing financial statements for the first quarter of 2013. If you have any questions, please contact me at (773) 399-4850 or Douglas D. Shuma, Chief Accounting Officer, at (773) 355-3400.

Yours truly,

United States Cellular Corporation

By:	/s/ Steven T. Campbell
Steven T. Campbell
Executive Vice President – Finance
Chief Financial Officer and
Treasurer